Via EDGAR

February 22, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng Ji Shin

Dear Ms. Mills-Apenteng:

On behalf of ModSys International Ltd. (the “Company”), we are submitting this letter and the following information in response to a letter, dated February 22, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed February 15, 2017 (the “Proxy Statement”).

For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

General

1.

Please confirm that the proxy statement furnished pursuant to Exchange Act Rule 14a-3 shall be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year. Refer to 1S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

The Company confirms that the Proxy Statement furnished pursuant to Exchange Act Rule 14a-3 will be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s comment.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:	Richard Chance, ModSys International Ltd.

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